Exhibit 1

FOR IMMEDIATE RELEASE	1 September 2011

WPP plc (“WPP”)

Voting rights and Capital 31 August 2011

WPP confirms that its capital consists of 1,266,071,854 ordinary shares with voting rights.

WPP holds 4,836,371 ordinary shares in Treasury.

Therefore, the total number of voting rights in WPP is 1,261,235,483 shares.

The figure of 1,261,235,483 shares may be used by share owners as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in WPP, under the FSA’s Disclosure and Transparency Rules.

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204